

07005375

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49867

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aspen Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle Street
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Kiely (312) 786-5961
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John R. Steger, CPA
(Name – *if individual, state last, first, middle name*)

401 S. LaSalle St., Ste. 606	Chicago	IL	60605
(Address)	(City)	(State)	(Zip Code)



RECEIVED
MAR 2007
151

PROCESSED
MAR 20 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK KELLNER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASPEN TRADING, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

MANAGING MEMBER

Title

Notary Public


"OFFICIAL SEAL"
THOMAS J. DWYER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 5/15/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
2007

ASPEN TRADING, L.L.C.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2006

ASPEN TRADING, L.L.C.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2006

CONTENTS

JOHN R. STEGER

CERTIFIED PUBLIC ACCOUNTANT
401 S. LASALLE STREET, SUITE 606
CHICAGO, ILLINOIS 60605
312-786-5974
FAX 312-786-5963

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

The Members
Aspen Trading, L.L.C.
Northbrook, Illinois

We have audited the accompanying statement of financial condition of Aspen Trading, L.L.C. as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Members. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aspen Trading, L.L.C. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

John R. Steger, CPA

February 27, 2007

ASPEN TRADING, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 48,929
Due from Clearing organization	10,665,526
Receivable from member	3,153,178
Other receivables	116,708
Marketable securities, at market value	27,896,444
Fixed Assets, net of depreciation ($6,372)	10,167
Organization cost, net of amortization ($7,000)	0
IOM Membership (at cost)	184,000
Limited partnership interest	10,000
Total assets	$ 42,084,952

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accrued expenses	$ 284,776
Securities sold, not yet purchased, at market value	29,222,083
Total liabilities	29,506,859
Members' Capital	12,578,093
Total liabilities & members' capital	$ 42,084,952

See Accompanying Notes to Financial Statements

ASPEN TRADING, L.L.C.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Organization

Aspen Trading, L.L.C. (The "Company") was organized under the Limited Liability Company Act of Illinois on January 1, 1997. The business of the Company is to engage in market making activity in the trading of stock, stock options, futures and options thereon, on organized exchanges in the United States. The Company has been registered as a Broker/Dealer with the Securities and Exchange Commission (SEC) and a member of the Chicago Board Options Exchange (CBOE) since 1987. The Company is exempt from certain filing requirements under SEC Rule 17a-5 since it operates pursuant to Rule 15c3-1(a)(6) and the Company does not trade on behalf of customers, effects transactions only with other broker dealers, and clears and carries its trading accounts with a registered clearing member of the Exchanges.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amount of assets and liability and disclosures or contingent assets and liabilities at the date of the financials statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Proprietary securities transactions together with related revenues and expenses are recorded on a trade date basis. Securities and commodities owned are reflected at market value with the resulting unrealized gains and losses reflected in income.

In the normal course of business, the Company enters into transactions in exchange-traded financial futures contracts, including options thereon and options on securities which are used primarily to hedge certain proprietary securities and commodities positions and commitments. The contracts are valued at market with the resulting unrealized gains and losses reflected currently in income.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities with an original maturity of three months or less to be cash equivalent.

Depreciation

Office equipment/furniture and fixtures is stated at cost, and is depreciated over a seven year life using an accelerated method. Depreciation expense for the year ending was $1,704.

Amortization

Organization cost is amortized over a five-year life, using an straight line method.

Income Taxes

The company is treated as a partnership for federal income tax purposes. A Limited Liability Company ("LLC") does not pay federal income taxes. Each Member is responsible for reporting income (loss) based upon his or her share of the profits or losses of the Company. The Company is subject to Illinois Replacement Tax.

NOTE 2. FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standards No. 107, and are reflected in the statement of financial condition at market or fair values.

Financial Accounting Standards No. 105 requires disclosure of information about financial instruments with off-balance sheet risk and financial instruments with concentration of credit risk. Under this statement, financial futures contracts and options on financial futures contracts are considered to be financial instruments, while commodity futures and options on commodity futures contracts are not. In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance sheet risk. These financial instruments include corporate equity securities and options, and exchange traded financial futures, including options thereon. The trading conducted is in the normal course of a market maker's operation on an exchange. See Note 5 regarding derivatives.

ASPEN TRADING, L.L.C.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

NOTE 3. SECURITIES OWNED AND SOLD BUT NOT YET PURCHASED

Marketable securities owned and sold but not yet purchased consist of trading and investment securities at quoted market values, as illustrated below.

	Owned	Sold, not yet purchased
Equities	$ 19,913,124	$23,660,872
Options	7,983,320	5,561,211
	$27,896,444	$29,222,083

The options stated above represent derivative financial instruments. See Note 5.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that a ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2006 the Company had net capital of $1,328,601 which was $1,228,601 in excess of its required capital.

NOTE 5. DERIVATIVE FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments," requires disclosures about the amounts, nature, terms and fair values of derivative financial instruments.

The statement also requires that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading. The Company enters into transactions involving futures contracts, options on futures contracts and options on stock for trading purposes, or to hedge other positions or transactions. These contracts are marked to market daily and involve elements of market risk in excess of the amounts recognized in the statements of financial instruments held or issued by the Company at December 31, 2006. Securities sold, not yet purchased, represent obligations of the Company to deliver the specified securities and thereby creates a liability to repurchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-

balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

The notional or contractual amounts presented below do not necessarily represent the amounts which are potentially subject to risk. In addition, the measurement of risk is meaningful only when all related and offsetting transactions are identified, and the Company generally limits its risk by holding or purchasing offsetting positions. Open contracts or notional amounts at December 31, 2006, are as follows:

	Held	Written
Options	$ 699,838,777	$ 588,004,889
Financial Futures Contracts	$ 76,800	$ 175,860

The Company's principal trading activities are primarily with brokers and other market makers on exchanges throughout the United States.

NOTE 6. PRINCIPAL TRANSACTION REVENUES

During 2006 the Company's principal transaction revenues consisted of equity activities (including equity shares, options, futures on stock indexes, options on stock indexes) totaling $9,738,531.

NOTE 7. RECEIVABLE FROM CLEARING ORGANIZATION

The amount due from clearing organization results primarily from the proceeds of stock and option sales and gains from futures. The Company clears all transactions through a clearing organization pursuant to a clearing agreement. At December 31, 2006, substantially all assets of the Company are deposited with the clearing organization.

NOTE 8. LIMITED PARTNERSHIP INTEREST

The investment represents Class C limited partnership interest in the Company's clearing organization. As such, the interest is not readily marketable, and is carried at cost.

ASPEN TRADING, L.L.C.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

NOTE 9. SEAT LEASES

Seats are leased by the Company on a month-to-month basis at currently negotiated rates.

NOTE 10. OFF BALANCE SHEET CREDIT AND MARKET RISK

The Company is exposed to off balance sheet risk resulting from counter party transactions in securities. Such risk arises in the event that counter parties fail to satisfy their obligation and related collateral is insufficient. Subsequent market fluctuations may require purchasing the securities sold, not yet purchased, at prices that may differ from market values reflected in the statement of financial condition. The Company monitors such risk on a daily basis.

NOTE 11. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank balances in excess of Federal Deposit Insurance Corporation limits and accounts receivable. The Company had no bank balances in excess of federally insured limits. The Company manages this risk by maintaining its bank balances in high quality financial institutions.

The Company's accounts receivable are maintained by one clearing organization. The Company manages this risk by monitoring the performance of the clearing organizations.

NOTE 12. OPERATING LEASE

The Company leases operating facilities under an operating lease. The lease is on a month to month basis at currently negotiated rates. Rental expense during the year ended December 31, 2006 was approximately $4,800.

END